VIA EDGAR
October 30, 2014

Ms. Valerie J. Lithotomos Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	AdvisorShares Trust (the “Registrant)
File Nos. 333-157876 and 811-22110

Dear Ms. Lithotomos:
This letter responds to comments relating to the Registrant’s Post-Effective Amendment No. 96 (“PEA No. 96”) filed on August 29, 2014.  For ease of reference, set forth below are your comments followed by the Registrant’s responses.  Unless otherwise noted, capitalized terms have the same meaning as contained in PEA No. 96.

General Prospectus Comments
1.	Comment. With respect to the Advisor’s ability to terminate the expense limitation agreement, please confirm that the expense limitation agreement will remain in effect for the one year of the prospectus.

Response. Registrant confirms that the expense limitation agreement will remain in effect for the one year of the prospectus.
2.	Comment. Please confirm whether the one year expense example reflects the expense cap, if any.
Response. Registrant confirms that for those funds that show a contractual fee waiver or expense reimbursement in the fee table, the one year expense example reflects the expense cap.
3.	Comment. In the summary tax section, please add disclosure to the effect that a tax deferred arrangement may be subject to tax upon withdrawal.
Response. Registrant has added the requested disclosure.
Athena International Bear ETF
4.	Comment. Please expand the principal investment strategy disclosure. For example, will the Fund invest in emerging markets securities or small cap securities? If so, please add disclosure. Also, how does the Sub-Advisor decide when to close a position?

October 30, 2014

Response. Registrant has expanded the principal investment strategy disclosure.

EquityPro ETF

5.	Comment. Please delete the first footnote relating to acquired fund fees and expenses as it is not permitted by Form N-1A.

Response. Registrant has deleted the footnote.

6.	Comment. Please add the Rule 35d-1 80% sentence to the summary principal investment strategy section.

Response. Registrant has added the 80% sentence.

7.	Comment. In the summary principal investment strategy section, please explain the defensive position referenced in the second paragraph, explain the reference to geopolitical noise, clarify whether the Fund will be investing only in S&P 500 components, and explain the global economic sectors referenced in the fourth paragraph.

Response. Registrant has clarified the disclosure.

8.	Comment. In the Item 9 principal investment strategy section, please explain how securities are selected.

Response. Registrant has added the requested disclosure.

Morgan Creek Global Tactical ETF

9.	Comment. What is the Sub-Advisor’s definition of “global”?

Response. Registrant has added disclosure to the summary principal investment strategy section regarding the Sub-Advisor’s definition of “global”.

10.	Comment. Please expand the Item 9 principal investment strategy disclosure. In particular, please expand the disclosure about qualitative and quantitative analysis.

Response. Registrant has expanded the disclosure.

11.	Comment. Please confirm that portfolio turnover risk is disclosed.

Response. Registrant confirms that there is portfolio turnover risk disclosure.

October 30, 2014

Ranger Equity Bear ETF

12.	Comment. What is the significance of the term “bear” in the Fund’s name?

Response. According to Registrant, the term “bear” typically refers to a negative market. Because the Fund is an all-short equity fund, its positions could increase in value when the stock prices are down. This type of fund is typically referred to as a bear fund.

13.	Comment. Please expand the mid- and large-cap risk disclosure.

Response. Registrant has expanded the disclosure.

14.	Comment. Please confirm that portfolio turnover risk is disclosed.

Response. Registrant confirms that there is portfolio turnover risk disclosure.

STAR Global Buy-Write ETF

15.	Comment. What is the Sub-Advisor’s definition of “global”?

Response. Registrant has added disclosure to the summary principal investment strategy section regarding the Sub-Advisor’s definition of “global”.

16.	Comment. Please explain how the Sub-Advisor decides when to buy and sell.

Response. The disclosure in the first paragraph of the summary principal investment strategy section describes how the Sub-Advisor decides when to buy and sell securities.

17.	Comment. In the second paragraph of the summary principal investment strategy section, please explain the “overwrite” strategy and plain English the paragraph.

Response. Registrant has revised the disclosure accordingly.

****

Registrant hereby acknowledges that: (i) Registrant is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) the SEC’s or SEC staff’s comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; (iii) the action of the SEC or the SEC staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and (iv) Registrant may not assert the SEC’s or the SEC staff’s comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

October 30, 2014

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum

Magda El Guindi-Rosenbaum

cc:	Dan Ahrens, AdvisorShares Investments, LLC